Exhibit 99.1

GoldMining Inc. Files Early Warning Report

Vancouver, British Columbia – June 9, 2025 – GoldMining Inc. (the "Company" or "GoldMining") has disposed of 60,000 common shares (the “Shares”) of NevGold Corp. (“NevGold”) pursuant to a market sale over the facilities of the TSX Venture Exchange.

Prior to the disposition, the Company beneficially owned and had control and direction over 26,056,150 NevGold Shares, representing approximately 22.8% of the outstanding NevGold Shares. After the disposition, the Company beneficially owns and has control and direction over, 25,996,150 NevGold Shares, representing approximately 22.8% of the outstanding NevGold Shares.

An early warning report (the “Report”) will be filed by the Company pursuant to National Instrument 62-103 on SEDAR+ at www.sedarplus.ca under NevGold’s profile. To obtain a copy of the Report, please contact Pat Obara, Chief Financial Officer of the Company, at GoldMining’s address at 1188 West Georgia Street, Suite 1830, Vancouver, BC V6E 4A2 or by telephone at +1 (855) 630-1001.

The Company disposed of the Shares for investment purposes, and in the future, the Company may dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position, depending on market conditions, reformulation of plans and/or other relevant factors.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com